UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:   September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

MARPAI, INC.
Full Name of Registrant

N/A
Former Name if Applicable

5701 East Hillsborough Avenue, Suite 1417,
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33610
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its first quarterly report on Form 10-Q for the quarterly period ended September 30, 2021, by the prescribed date without unreasonable effort or expense due to delays involved in the preparation of the Company’s financial statements for inclusion in the Form 10-Q. The registrant expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edmundo Gonzalez	(646)	303- 3483
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in the Company’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, the Company acquired Continental Benefits, LLC (“Continental Benefits”) on April 1, 2021. As a result, the Company’s results of operations will be significantly different than the quarter ended September 30, 2020.

In the prior fiscal year, the Company had no active operations. The Company was engaged in developing artificial intelligence and healthcare technology that enables the analysis of data to predict and prevent costly events related to diagnostic errors, hospital visits and administrative issues and began active operations following its acquisition of Continental Benefits. Continental Benefits and its wholly owned subsidiary WellSystems, LLC provide benefits outsourcing services to clients in the United States across multiple industries.

MARPAI, INC.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 9, 2021	By:	/s/ Edmundo Gonzalez
Name: Edmundo Gonzalez
Title: Chief Financial Officer